Mail Stop 3720

March 29, 2007

Via U.S. Mail and Fax
Andy Halford
Chief Financial Officer
Vodafone Group Plc
Vodafone House, The Connection
Newbury, Berkshire, RG14 2FN, England

RE: **Vodafone Group Public Limited Company**
Form 20-F for the fiscal year ended March 31, 2006
Filed June 14, 2006
File No. 001-10086

Dear Mr. Halford:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ending March 31, 2006
Note 2 – Significant Accounting Policies, page 75
Revenue Recognition, page 76

1.   Tell us in more detail about the nature of the incentives provided to customers on signing a new contract or as part of a promotional offering. Tell us what you mean by "one-off incentives."

2.   Addressing the relevant accounting literature under both IFRS and US GAAP, tell us how you account for the sale of the handset in a multiple element arrangement. From the disclosure on page 77, it is unclear to us whether you defer the loss on the sale of the handset in line with the Group's performance obligation related to these incentives.

Inventory, page 77

3.   Tell us whether you believe that the sale of the handset is an integral part of your business, and therefore held as inventory. If held as inventory, tell us how you considered paragraph 9 of IAS 2 that requires inventories to be measured at the lower of cost or net realizable value. Unless it is concluded, after carefully analysis and considering market condition and competitor price, that it is probable that an entity has the current ability to sell the handset at above cost, it is not clear to us why it would be appropriate to postpone the recognition of the loss until the activation of the handset.

Post Employee Benefits, page 77

4.   We note that you refer to the assistance of independent actuaries. While you are not required to make reference to a third party specialist, when you do you should also disclose the name of the expert and include the consents of the expert. Revise to comply with this comment in future filings.

Note 38 – US GAAP information, page 123
b. Connection revenues and costs, page 123

5.   Tell us and disclose your accounting policy under IFRS prior to October 1, 2003.

6.   Refer to the reconciling item "connection revenue and costs" in the net loss reconciliation from IFRS to US GAAP and explain to us the why there is a decrease in the net loss from IFRS to US GAAP.

7.   In connection with your change in accounting policy subsequent to September 30, 2003, tell us your basis under US GAAP for continuing recognizing revenue and costs related to the deferred revenue and deferred charges balances at September

30, 2003 over the remaining customer expectancy life. Tell us why you did not account for this change in your accounting policy as a change from a general accepted accounting principle to another accepted accounting principle recognizing the impact as a cumulative effect in change in accounting principle.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director